Filed by Viasystems Group, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Merix Corpation
Securities Act File No.: 001-33752
[Viasystems Employee Email]

David M. Sindelar
Chief Executive Officer

ANNOUNCEMENT

Merix Shareholders Approve Merger with Viasystems

February 8, 2010 – Today, Merix shareholders approved the merger with Viasystems.  This is exciting news as we are now one step closer to becoming a top 10 global PCB manufacturer in a $45 billion industry.

The merger gives Viasystems a more comprehensive industry foothold and expands our customer base.  Viasystems and Merix were complementary companies – and now together we will create a new, world-class organization.  The combined company will provide customers with a complete spectrum of services and technology for both quick turn and volume PCB manufacturing and electro-mechanical solutions in Asia and North America.

As previously stated, we expect the impact to be minimal for our employees and even less – if any – at our plants.  The company will be headquartered in St. Louis, Missouri and I will remain as CEO.

We believe the combination of Merix and Viasystems presents a terrific opportunity for our employees, customers, and suppliers.  With 13,000 employees primarily in North America and Asia, the new Viasystems will be well-positioned for growth in 2010.

What’s next?

The next step is for Viasystems to file for approval of the merger with the state of Oregon, where Merix is headquartered.  We anticipate receiving this approval within the next few days, after which, the merger will be officially completed. Viasystems will be listed on the NASDAQ Global Market under the ticker VIAS and expects trading in its shares to begin shortly thereafter.

On behalf of the entire Viasystems management team, I thank you for your commitment.  You have helped make us the successful company we are today and I look forward to our future.

[Missing Graphic Reference]

Chief Executive Officer

Post:                              8 February 2010
Remove:                      22 February 2010

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of Viasystems and Merix separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Viasystems and Merix regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Viasystems nor Merix undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise. Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to: legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), developments beyond the companies’ control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments, and technological developments. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth under the heading “Item 1A. Risk Factors” on Form S-4 filed by Viasystems Group, Inc.  with the Securities and Exchange Commission (“SEC”) on December 29, 2009, and in the Quarterly Report on Form 10-Q of Merix for the quarter ended November 28, 2009, which was filed with the SEC on January 13, 2010, under the heading “Item 1A. Risk Factors,” and in each company’s other filings made with the SEC available at the SEC’s website, www.sec.gov.